

August 26, 2011

Via E-mail
Mr. J. Thomas Mason, Esq.
M/I Homes, Inc.
3 Easton Oval, Suite 500
Columbus, OH 43219

> **Re: M/I Homes, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 5, 2011**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed August 8, 2011**
> **File No. 333-176088**

Dear Mr. Mason:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Fee Table

1. In footnote 1 to the Fee Table, we note your statement that "[t]he securities registered hereunder also include such indeterminate amounts of securities as may be issued upon exercise, conversion or exchange of the securities registered hereunder . . . ." Please note that you may only register an indeterminate number of additional securities that may become issuable pursuant to stock splits, stock dividends or similar transactions contemplated by Rule 416. Rule 416 does not permit you to register an indeterminate number of additional shares for any other reason. Please confirm your understanding that in the event another type of adjustment requires you to issue more securities than you are registering on this registration statement, you will file a new registration statement to register those additional securities. Refer to Question 213.02 of the Division of

Corporation Finance's Compliance and Disclosure Interpretations of Securities Act Rules.

Description of Capital Stock, page 13

2. Please note that you may not qualify information in the prospectus by reference to information outside the prospectus. See Rule 411(a) of Regulation C. Please remove the reference to Ohio General Corporation Law accordingly.

Incorporation By Reference, page 25

3. We could not locate in EDGAR the Form 8-A filed on March 15, 2007 (333-85662) from which you incorporate by reference your description of the 9.75% Series A Preferred Shares. Please advise or revise your disclosure accordingly.

Signatures, page ix

4. For several of the subsidiary guarantors, we note that you provide signatures of a Chairman and two Vice-Chairmen of the management committee. Please confirm to us supplementally that these signatures represent the majority of persons performing functions similar to a board of directors.

Exhibit Index, page xv

5. We note that you plan to file Exhibits 25.1 and 25.2, Statements of Eligibility of Trustee on Form T-1, at a later date. Please note that if you rely on Section 305(b)(2) of the Trust Indenture Act of 1939, you must separately file the Form T-1 under the electronic form type 305B2. Refer to Section 220.01 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of the Trust Indenture Act of 1939.

Exhibit 5.1 – Legal Opinion of Vorys, Sater, Seymour and Pease LLP

6. On page 23, we note that you may issue units consisting of one or more debt securities, guarantees of debt securities, common shares, preferred shares, depositary shares, warrants, rights, stock purchase contracts or any combination of such securities. Please arrange for counsel to revise its description of units in part (viii) of the first paragraph on page one to include the guarantees and rights.

7. Please confirm your understanding that an updated unqualified opinion of counsel should be filed with respect to the legality of the securities being offered for each sale of the securities registered in this filing. Refer to Question 212.05 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Securities Act Rules.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jessica Kane at (202) 551-3235 or me at (202) 551-3765 with any questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Adam K. Brandt, Esq. (Via E-Mail)
        Vorys, Sater, Seymour and Pease LLP
        52 East Gay Street
        Columbus, OH 43215